January 28, 2025

Richard Christopher
Chief Executive Officer
Lexaria Bioscience Corp.
#100 - 740 McCurdy Road
Kelowna, British Columbia V1X 2P7

       Re: Lexaria Bioscience Corp.
           Registration Statement on Form S-3
           Filed January 22, 2025
           File No. 333-284407
Dear Richard Christopher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Avital Perlman, Esq.